Exhibit 99.10

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

CORPORATE GOVERNANCE AND

NOMINATING COMMITTEE CHARTER

(Adopted by the Board of Directors (the “Board”) of Noah Holdings Limited (the “Company”) on November 14, 2022,

effective from December 23, 2022 and amended on April 25, 2025)

I.	PURPOSE OF THE COMMITTEE

The purpose of the Corporate Governance and Nominating Committee (the “Committee”) is to assist the Board in discharging its responsibilities regarding:

(a)	identification and recommendation of qualified candidates to become Board members, consistent with criteria approved by the Board;

(b)	advising the Board with respect to composition, procedures and committees;

(c)	development of criteria for selecting qualified director candidates;

(d)	selection of nominees for election as directors at the next annual meeting of shareholders (or special meeting of shareholders at which directors are to be elected);

(e)	recommendations to the Board on the appointment or reappointment of directors and succession planning for directors, in particular the chairperson of the Board and the chief executive officer (the “CEO”);

(f)	selection of candidates to fill any vacancies on the Board;

(g)	selection of directors for Board committees;

(h)	annual review of the composition of the Board in light of the characteristics of independence, experience, availability and diversity of the Board members and the structure, size and composition of the Board;

(i)	assisting the Board in maintaining a board skills matrix;

(j)	recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

(k)	assessment of the independence of a director of the Company who is subject to any applicable independence requirements;

(l)	oversight of the evaluation of the Board and support of the Company’s regular evaluation of the Board’s performance; and

(m)	development and review of corporate governance guidelines applicable to the Company and oversight of compliance with the Company’s Code of Business Conduct and Ethics, including reviewing the adequacy and effectiveness of the Company’s procedures to ensure proper compliance. In addition to the powers and responsibilities expressly delegated to the Committee in this charter, the Committee may exercise any other powers and carry out any other responsibilities delegated to it by the Board from time to time consistent with the Company’s memorandum and articles of association (as amended from time to time) (the “Articles”). The powers and responsibilities delegated by the Board to the Committee in this charter or otherwise shall be exercised and carried out by the Committee as it deems appropriate without Board approval, and any decision made by the Committee (including any decision to exercise or refrain from exercising any of the powers delegated to the Committee hereunder) shall be at the Committee’s sole discretion. While acting within the scope of powers and responsibilities, the Committee shall have and may exercise all the powers and authority of the Board. To the extent permitted by law, the Committee shall have the power to determine which matters are within the scope of the powers and responsibilities delegated to it.

II.	COMPOSITION OF THE COMMITTEE

The Committee shall be comprised of two or more directors, as determined by the Board from time to time and a majority of them shall be independent non-executive directors, including at least one director of a different gender. Each member of the Committee shall be qualified to serve on the Committee pursuant to the requirements of the New York Stock Exchange (the “NYSE”) and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), including those set forth in the NYSE rules, the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), and any additional requirements that the Board deems necessary, appropriate and in compliance with applicable laws, rules and regulations.

The chairperson of the Committee (“Chairperson”) shall be the chairperson of the Board or an independent non-executive director. The members of the Committee, including the Chairperson, shall be appointed by the Board, provided that if the Board does not so designate a Chairperson, the members of the Committee, by a majority vote, may designate a Chairperson. Committee members may be removed or replaced from the Committee, with or without cause, by the Board either acting upon its own initiative or on the recommendation of the Committee. Any vacancy on the Committee shall be filled by the Board. No member of the Committee shall be removed except by the Board.

Any action duly taken by the Committee shall be valid and effective, whether or not the members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership provided herein.

III.	MEETINGS AND PROCEDURES OF THE COMMITTEE

Unless otherwise specified hereunder, the provisions contained in the Company’s Articles for regulating meetings and proceedings of directors shall apply to the meetings and proceedings of the Committee.

The Chairperson (or in his or her absence, a member designated by the Chairperson) shall preside at each meeting of the Committee and set the agendas for Committee meetings. The Committee shall have the authority to establish its own rules and procedures for notice and conduct of its meetings so long as they are not inconsistent with any provisions of the Company’s Articles that are applicable to the Committee.

The Committee shall meet on a regularly scheduled basis one time per year, or more frequently as the Committee deems necessary or desirable. A meeting of the Committee may be conducted in person or via telephone conference where every meeting participant can hear each other. Except as required by law, all matters shall be approved by a simple majority of all the Committee members.

All non-management directors who are not members of the Committee may attend and observe meetings of the Committee, but shall not participate in any discussion or deliberation unless invited to do so by the Committee, and in any event shall not be entitled to vote. The Committee may, at its discretion, include in its meetings members of the Company’s management, or any other person whose presence the Committee believes to be desirable and appropriate. Notwithstanding the foregoing, the Committee may exclude from its meetings any person it deems appropriate, including any non-management director who is not a member of the Committee.

The Committee may retain any independent counsel, experts or advisors that it believes to be desirable and appropriate. The Committee may also use the services of the Company’s regular legal counsel or other advisors to the Company. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to any such persons employed by the Committee and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties. The Committee shall have sole authority to retain and terminate any search firm to be used to identify director candidates, including sole authority to approve such search firm’s fees and other retention terms.

The Chairperson shall report to the Board regarding the activities of the Committee at appropriate times and as otherwise requested by the chairperson of the Board.

The Committee or a duly appointed secretary of the Committee shall maintain full minutes of its meetings and records relating to those meetings and shall report regularly to the Board on its activities, as appropriate. Draft and final versions of the minutes of such meeting should be sent to the members of the Committee for their comment and records, within a reasonable time after the meeting is closed.

The Chairperson shall attend the annual general meeting of the Company, and handle the shareholders’ enquiries on the activities and responsibilities of the Committee upon the request of the chairperson of the Board.

IV.	DUTIES AND RESPONSIBILITIES OF THE COMMITTEE

The Committee shall (i) include the policy for nomination of directors during the year in the summary of its work for the accounting period covered by the annual report, which shall include the nomination procedures, the process and criteria adopted by the Committee to select and recommend candidates for directorship during the year, and (ii) assessing each director’s time commitment and contribution to the Board, as well as the director’s ability to discharge his or her responsibilities effectively, taking into account professional qualifications and work experience, existing directorships of issuers listed on any stock exchange(s) and other significant external time commitments of such director and other factors or circumstances relevant to the director’s character, integrity, independence and experience.

The Committee should be provided with sufficient resources to perform its duties and responsibilities. Where necessary, the Committee should seek independent professional advice, at the Company’s expense, to perform its duties and responsibilities.

1.	The Committee shall have the following duties and responsibilities with respect to Board candidates:

(a)	At an appropriate time prior to each annual general meeting of the Company at which directors are to be elected or reelected, the Committee shall recommend to the Board for nomination by the Board such candidates as the Committee, in the exercise of its judgment, has found to be well qualified and willing and available to serve.

(b)	At an appropriate time after a vacancy arises on the Board or a director advises the Board of his or her intention to resign, the Committee shall recommend to the Board such prospective member as the Committee, in the exercise of its judgment, has found to be well qualified and willing and available to serve.

(c)	For purposes of (a) and (b) above, the Committee shall develop, recommend and periodically review the process and criteria by which Board candidates shall be identified and selected. To achieve diversity on the Board, the Committee shall not set restrictions on the gender, age, nationality, culture, educational background and professional experience of Board candidates and shall consider at a minimum the following:

(i)	personal and professional background, integrity, ethics and values;

(ii)	capabilities in accounting and financial analysis, crisis and risk management, leadership and international market perspective;

(iii)	experience in corporate management (including the management of subsidiaries), such as serving as an officer or former officer of a publicly held company, and a general understanding of marketing, finance and other elements relevant to the success of a publicly-traded company in today’s business environment;

(iv)	experience in the Company’s industry and with relevant social policy concerns;

(v)	experience as a board member of another publicly held company;

(vi)	academic expertise in an area of the Company’s operations; and

(vii)	practical and mature business judgment, including the ability to make independent analytical inquiries.

(d)	The foregoing notwithstanding, if the Company is legally bound by contract or otherwise to permit a third party to designate one or more of the directors to be elected or appointed (for example, pursuant to rights contained in a shareholders agreement), then the nomination or appointment of such directors shall be governed by such requirements.

2.	The Committee shall review and make recommendations to the Board concerning qualifications, appointment and removal of members of the committees of the Board.

3.	The Committee shall advise the Board periodically with respect to significant developments in the law and practice of corporate governance as well as the Company’s compliance with applicable laws and regulations, and make recommendations to the Board on all matters of corporate governance and on any corrective action to be taken.

4.	The Committee shall develop, recommend to the Board and annually review the Company’s Corporate Governance Guidelines and Code of Business Conduct and Ethics, which guidelines and code should address, among other things, those subjects required by the NYSE rules and the Hong Kong Listing Rules.

5.	The Committee shall monitor compliance with the Company’s Code of Business Conduct and Ethics, including reviewing the adequacy and effectiveness of the Company’s procedures to ensure proper compliance.

6.	The Committee shall review the Company’s policies on workforce diversity (including senior management) and their implementation, and make recommendations to the Board to enhance their effectiveness and foster a diverse and inclusive workplace environment.

7.	The Committee shall engage in, and conduct periodic reviews of, the Company’s succession planning, including policies and principles for CEO selection and succession in the event of an emergency or the retirement of the CEO, and report its recommendation to the Board.

8.	The Committee shall periodically review the Board’s leadership structure and recommend changes to the Board as appropriate, and make recommendations to the independent directors regarding appointment of any lead independent director appointed to provide a sounding board for the chairperson of the board in situations where he/she is conflicted or unavailable to act, and to serve as an intermediary for the other directors and the shareholders.

9.	The Committee shall, at least annually, review the performance of each current director and shall consider the results of such evaluation when determining whether or not to recommend that such director be nominated for an additional term.

10.	If an independent non-executive director has served more than nine years, such director’s further appointment should be subject to a separate resolution to be approved by the shareholders of the Company. The papers accompanying that resolution should state why the Board (or the Committee) believes that such director is still independent and should be re-elected, including the factors considered, the process and the discussion of the Board (or the Committee) in arriving at such determination.

11.	The Committee shall oversee the Board’s annual review of its performance (including its composition and organization), and will make appropriate recommendations to improve performance.

12.	The Committee shall consider, develop and recommend to the Board such policies and procedures with respect to the nomination of directors or other corporate governance matters as may be required pursuant to any rules promulgated by the NYSE rules, the rules and regulations of the SEC, the Hong Kong Listing Rules or otherwise considered to be desirable and appropriate in the discretion of the Committee.

13.	The Committee shall evaluate its own performance on an annual basis, including its compliance with this charter, and provide the Board with any recommendations for changes in procedures or policies governing the Committee. The Committee shall conduct such evaluation and review in the manner it deems appropriate.

14.	The Committee shall periodically report to the Board its findings and actions.

15.	The Committee shall review the Company’s compliance with the Corporate Governance Code in Appendix C1 of the Hong Kong Listing Rules and disclosure in the Company’s corporate governance report prepared by the Board in the Company’s annual reports and summary financial reports (if any) under paragraph 34 and 50 of Appendix D2 to the Hong Kong Listing Rules.

16.	The Committee shall develop and oversee an orientation program for new directors and a continuing education program for current directors, periodically review such programs and update them as necessary.

17.	The Committee shall review and reassess this charter at least annually and submit any recommended changes to the Board for consideration.

V.	DELEGATION OF DUTIES

In fulfilling its responsibilities, the Committee shall be entitled to delegate any or all of its responsibilities to a subcommittee, to the extent consistent with the Company’s Articles and applicable laws, regulations and rules of the markets in which the Company’s securities then trade.

If there is any inconsistency between the English and Chinese version of this charter, the English version shall prevail.